Filed pursuant to Rule 424(b)(3)

File Nos. 333-274405 and 811-23900

ABX Longevity Growth and Income Fund

Supplement dated July 29, 2026

to the Prospectus

dated July 13, 2026

The Board of Trustees of ABX Longevity Growth and Income Fund (the “Fund”) approved an Amended and Restated Expense Deferral Agreement between the Fund and ABL Wealth Advisers, LLC (the “Manager”) dated and effective as of July 24, 2026. The Fund’s Prospectus is hereby revised to reflect the expense limitation and possible reimbursement to the Manager, as described in further detail below.

The fee tables and expense examples under “FUND EXPENSES” are hereby revised in their entirety as follows:

FUND EXPENSES

Annual Fund Operating Expenses(1)

(Assumes that the Fund will sell $50,000,000 in shares during the first 12 months)

Shareholder Transaction Expenses
Maximum Sales Load (as a percent of offering price)(2)	5%
Redemption Fee(3)	1%
Annual Expenses (as a percentage of net assets attributable to common shares)
Management Fees(4)	1.45% per annum
Other Expenses(5)
Shareholder Servicing Expenses(6)	0.15%
Distribution Fee(7)	0.70%
Remaining Other Expenses(8)	0.70%
Expense Limitation or Reimbursement(9)	(1.25)%
Total Annual Expenses (after Expense Limitation or Reimbursement)	1.75%

(1) The amounts presented in the table estimates the amounts the Fund expects to pay during its first 12 months of operation. The purpose of the table above is to assist you to understand the various costs and expenses you will bear directly or indirectly as a shareholder in the Fund.

(2) Investors purchasing shares may be charged a sales load of up to 5% of the investment amount. The table assumes the maximum sales load is charged. See “Purchasing Shares” in the “DISTRIBUTION AND SHAREHOLDER SERVICE PLAN” Section below.

(3) Shareholders may be subject to a redemption fee on shares repurchased during the first 365 days after their purchase.

(4) The Management Fee presented may be adjusted downward, but never upward, as more fully described on page 8.

(5) Amounts assume that the Fund sells $50,000,000 worth of shares during the Fund’s first 12 months and that the Fund’s net offering proceeds from such sales equal $47,500,000. Expenses are estimated based on estimated amounts for the current fiscal year. Actual expenses will depend on the Fund’s net assets, which will be affected by the number of shares the Fund sells during the period. For example, if the Fund were to raise proceeds significantly less than this amount over the following 12 months, average net assets would be significantly lower and some expenses as a percentage of net assets would be significantly higher. There can be no assurance that the Fund will sell $50,000,000 worth of shares during the 12 months following the date on which this Registration Statement first becomes effective (the “Effective Date”).

(6) The Fund may charge a shareholder servicing fee at an annual rate not to exceed 0.15% of the average daily net assets attributable to shares and is calculated as of the end of each calendar month. The Fund may use this fee to compensate financial intermediaries or financial institutions for providing ongoing services in respect of their clients who hold shares of the Fund. Such services may include, among others, responding to investor inquiries and providing information regarding investments in the Fund; processing purchase, exchange, and redemption requests by beneficial owners; placing orders with the Fund or its service providers; providing sub accounting with respect to shares beneficially owned by investors; and processing dividend payments for the Fund on behalf of investors. For more information regarding Shareholder Servicing Expenses, see “DISTRIBUTION AND SHAREHOLDER SERVICE PLAN.”

(7) Shareholders may pay to the Distributor a Distribution Fee that accrues at an annual rate not to exceed 0.70% of the average daily net assets attributable to shares and is calculated as of the end of each calendar month. See “DISTRIBUTION AND SHAREHOLDER SERVICE PLAN.”

(8) Other expenses include, but are not limited to, fees for Fund accounting and regulatory and legal administration, transfer agent fees, custodial fees, legal and auditing fees of the Fund, Organizational Expenses (as defined on page 27), and N-PORT and N-CEN service fees, as well as the reimbursement of the compensation of administrative personnel and fees payable to the Independent Trustees (as defined below).

(9) The Manager has entered into an Amended and Restated Expense Deferral Agreement (the “Expense Deferral Agreement”) with the Fund, whereby the Manager has contractually agreed for a period commencing on July 24, 2026 through, at a minimum, July 31, 2027 to (a) reduce the fees payable to it under the Investment Management Agreement (but not below zero) and (b) pay any operating expenses of the Fund, to the extent necessary to limit the operating expenses of the Fund exclusive of (i) acquired fund fees and expenses; (ii) transaction costs, including legal costs and brokerage and clearing costs and commissions, associated with the acquisition and disposition of any investments; (iii) interest (including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts), if any; (iv) fees and expenses in connection with any credit facilities; (v) taxes; (vi) dividends on securities sold short, if any; (vii) litigation and indemnification expenses and judgements; and (viii) extraordinary expenses (as determined in the sole discretion of the Manager) not incurred in the ordinary course of the Fund’s business, in each case, unless otherwise noted above, incurred by the Fund ((i) through (viii), collectively, the “Excluded Expenses”) to the annual rate of 1.75% of the average daily net assets attributable to each class of shares (if applicable) of the Fund (the “Expense Cap”). Expenses borne by the Manager or reimbursed to the Fund pursuant to the Expense Deferral Agreement are referred to below as “Deferred Fees and Expenses.” Where applicable, with respect to each class of shares, the Fund agrees to repay the Manager the Deferred Fees and Expenses. Such repayment shall be made monthly, but, with respect to each class of shares of the Fund, only if the operating expenses of such class of shares (exclusive of the Excluded Expenses), without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets attributable to such class of shares) that does not exceed the lesser of (i) the Expense Cap (exclusive of the Excluded Expenses) with respect to such class of shares, and (ii) any other expense cap (exclusive of any excluded expenses) in effect with respect to such class of shares at the time of payment. Furthermore, the amount of Deferred Fees and Expenses paid by the Fund in any month, with respect to a class of shares of the Fund shall be limited so that the sum of (A) the amount of such payment and (B) the other operating expenses of the Fund with respect to such class of shares (exclusive of the Excluded Expenses) does not exceed the lesser of (I) the Expense Cap (exclusive of the Excluded Expenses) with respect to such class of shares, and (II) any expense cap (exclusive of any excluded expenses) in effect with respect to such class of shares at the time of payment. Notwithstanding all of the foregoing, Deferred Fees and Expenses shall not be payable by the Fund with respect to amounts paid, waived, or reimbursed by the Manager more than thirty-six (36) months after the date such amounts are paid, waived or reimbursed by the Manager. The Expense Deferral Agreement will continue in effect until July 31, 2027, provided, however, that the Fund’s obligation to repay Deferred Fees and Expenses, subject to the conditions described above, shall survive the expiration or termination of the agreement. The Manager may not terminate the Expense Deferral Agreement without the consent of the Board.

The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment. The example assumes annual expenses attributable to shares remain unchanged (other than the Amortized Offering Expenses line as disclosed in the table above) from the levels described in the table above (excluding any Acquired Fund Fees and Expenses) and shares earn a 5% annual return:

	1 Year	3 Years	5 Years	10 Years
NAV	$18	$77	$152	$374
5% Load	$68	$145	$297	$671

The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

The following is added as a new paragraph at the end of the MANAGEMENT FEE section:

In addition, the Manager has entered into an Expense Deferral Agreement where the Manager will waive a portion of the Management Fee and/or reimburse certain expenses of the Fund such that the average daily net assets attributable to each class of shares of the Fund (as applicable), minus certain Excluded Expenses (as defined above) are limited to an annual rate of 1.75% of the average daily net assets attributable to each class of shares (if applicable) of the Fund. Under certain circumstances, the Fund may reimburse the Manager for such waived expenses for up to thirty-six (36) months after the date such amounts are paid, waived or reimbursed by the Manager. See “MANAGEMENT OF THE FUND” below for additional information regarding the Expense Deferral Agreement.

Within the CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS section, the paragraphs below are hereby revised in their entirety as follows:

Management of the Fund

The services necessary for the Fund’s daily operations are provided by various service providers. See “MANAGEMENT OF THE FUND” herein.

Manager. ABL Wealth Advisors, LLC, located at 333 S Garland Ave., Suite 1500, Orlando, FL 32801, serves as the Fund’s investment adviser pursuant to an investment management agreement with the Fund that has an initial two-year term and is subject to annual renewal thereafter by the Fund’s Board. The Manager is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Manager is entitled to receive the Management Fee, which is a monthly fee at the annual rate of 1.45% per annum based on the Fund’s average daily AUM, as determined in accordance with the “Management Fee Calculation” formula set forth on page 8 herein.

The Fund’s organizational expenses (“Organizational Expenses”) are expected to be approximately $305,000, which have been expensed as incurred. The Fund’s offering expenses (“Offering Expenses”) are expected to be approximately $2,000,000. The Manager has agreed to waive reimbursement of certain expenses associated with the offering.

The Fund will be responsible for its ongoing operating expenses, including the Fund’s legal, accounting, auditing and other professional expenses, administration expenses, and investment and trading expenses, such as commissions, interest on margin accounts and other indebtedness, custodial fees, bank service fees and any other reasonable expenses related to the operations of the Fund, all as shall be determined by the Manager in its discretion. All organizational and offering costs of the Fund paid by the Adviser shall be subject to recoupment by the Adviser, subject to the terms of the Expense Deferral Agreement. See “MANAGEMENT OF THE FUND” below for additional information regarding the Expense Deferral Agreement.

Within the MANAGEMENT OF THE FUND section, the following paragraphs are hereby inserted directly after “Fund Expenses” in their entirety:

Amended and Restated Expense Deferral Agreement

The Manager has entered into an Amended and Restated Expense Deferral Agreement (the “Expense Deferral Agreement”) with the Fund, whereby the Manager has contractually agreed for a period commencing on July 24, 2026 through, at a minimum, July 31, 2027 to (a) reduce the fees payable to it under the Investment Management Agreement (but not below zero) and (b) pay any operating expenses of the Fund, to the extent necessary to limit the operating expenses of the Fund exclusive of (i)  acquired fund fees and expenses; (ii) transaction costs, including legal costs and brokerage and clearing costs and commissions, associated with the acquisition and disposition of any investments; (iii) interest (including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts), if any; (iv) fees and expenses in connection with any credit facilities; (v) taxes; (vi) dividends on securities sold short, if any; (vii) litigation and indemnification expenses and judgements; and (viii) extraordinary expenses (as determined in the sole discretion of the Manager) not incurred in the ordinary course of the Fund’s business, in each case, unless otherwise noted above, incurred by the Fund ((i) through (viii), collectively, the “Excluded Expenses”) to the annual rate of 1.75% of the average daily net assets attributable to each class of shares (if applicable) of the Fund (the “Expense Cap”).

Expenses borne by the Manager or reimbursed to the Fund pursuant to the Expense Deferral Agreement are referred to below as “Deferred Fees and Expenses.” Where applicable, with respect to each class of shares, the Fund agrees to repay the Manager the Deferred Fees and Expenses. Such repayment shall be made monthly, but, with respect to each class of shares of the Fund, only if the operating expenses of such class of shares (exclusive of the Excluded Expenses), without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets attributable to such class of shares) that does not exceed the lesser of (i) the Expense Cap (exclusive of the Excluded Expenses) with respect to such class of shares, and (ii) any other expense cap (exclusive of any excluded expenses) in effect with respect to such class of shares at the time of payment. Furthermore, the amount of Deferred Fees and Expenses paid by the Fund in any month, with respect to a class of shares of the Fund shall be limited so that the sum of (A) the amount of such payment and (B) the other operating expenses of the Fund with respect to such class of shares (exclusive of the Excluded Expenses) does not exceed the lesser of (I) the Expense Cap (exclusive of the Excluded Expenses) with respect to such class of shares, and (II) any expense cap (exclusive of any excluded expenses) in effect with respect to such class of shares at the time of payment.

Notwithstanding all of the foregoing, Deferred Fees and Expenses shall not be payable by the Fund with respect to amounts paid, waived, or reimbursed by the Manager more than thirty-six (36) months after the date such amounts are paid, waived or reimbursed by the Manager.

The Expense Deferral Agreement will continue in effect until July 31, 2027, provided, however, that the Fund’s obligation to repay Deferred Fees and Expenses, subject to the conditions described above, shall survive the expiration or termination of the agreement. The Board of Trustees of the Fund may terminate the Expense Deferral Agreement at any time on not less than ten (10) days’ prior notice to the Manager. The Expense Deferral Agreement may be amended at any time only with the consent of the Manager and the Board of Trustees of the Fund.

The Fund’s fees and expenses will decrease the net profits or increase the net losses of the Fund.

Please retain this Supplement for future reference.

Filed pursuant to Rule 424(b)(3)

File Nos. 333-274405 and 811-23900

ABX Longevity Growth and Income Fund

Supplement dated July 29, 2026

to the Statement of Additional Information (“SAI”)

dated July 13, 2026

The Board of Trustees of ABX Longevity Growth and Income Fund (the “Fund”) approved an Amended and Restated Expense Deferral Agreement between the Fund and ABL Wealth Advisers, LLC (the “Manager”) dated and effective as of July 24, 2026. The Fund’s SAI is hereby revised to reflect the expense limitation and possible reimbursement to the Manager, as described in further detail below.

Within the “INVESTMENT ADVISORY AND OTHER SERVICES” section of the Statement of Additional Information, the following paragraphs are hereby inserted directly after “Fund Expenses” in their entirety:

Amended and Restated Expense Deferral Agreement

The Manager has entered into an Amended and Restated Expense Deferral Agreement (the “Expense Deferral Agreement”) with the Fund, whereby the Manager has contractually agreed for a period commencing on July 24, 2026 through, at a minimum, July 31, 2027 to (a) reduce the fees payable to it under the Investment Management Agreement (but not below zero) and (b) pay any operating expenses of the Fund, to the extent necessary to limit the operating expenses of the Fund exclusive of (i) acquired fund fees and expenses; (ii) transaction costs, including legal costs and brokerage and clearing costs and commissions, associated with the acquisition and disposition of any investments; (iii) interest (including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts), if any; (iv) fees and expenses in connection with any credit facilities; (v) taxes; (vi) dividends on securities sold short, if any; (vii) litigation and indemnification expenses and judgements; and (viii) extraordinary expenses (as determined in the sole discretion of the Manager) not incurred in the ordinary course of the Fund’s business, in each case, unless otherwise noted above, incurred by the Fund ((i) through (viii), collectively, the “Excluded Expenses”) to the annual rate of 1.75% of the average daily net assets attributable to each class of shares (if applicable) of the Fund (the “Expense Cap”).

Expenses borne by the Manager or reimbursed to the Fund pursuant to the Expense Deferral Agreement are referred to below as “Deferred Fees and Expenses.” Where applicable, with respect to each class of shares, the Fund agrees to repay the Manager the Deferred Fees and Expenses. Such repayment shall be made monthly, but, with respect to each class of shares of the Fund, only if the operating expenses of such class of shares (exclusive of the Excluded Expenses), without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets attributable to such class of shares) that does not exceed the lesser of (i) the Expense Cap (exclusive of the Excluded Expenses) with respect to such class of shares, and (ii) any other expense cap (exclusive of any excluded expenses) in effect with respect to such class of shares at the time of payment. Furthermore, the amount of Deferred Fees and Expenses paid by the Fund in any month, with respect to a class of shares of the Fund shall be limited so that the sum of (A) the amount of such payment and (B) the other operating expenses of the Fund with respect to such class of shares (exclusive of the Excluded Expenses) does not exceed the lesser of (I) the Expense Cap (exclusive of the Excluded Expenses) with respect to such class of shares, and (II) any expense cap (exclusive of any excluded expenses) in effect with respect to such class of shares at the time of payment.

Notwithstanding all of the foregoing, Deferred Fees and Expenses shall not be payable by the Fund with respect to amounts paid, waived, or reimbursed by the Manager more than thirty-six (36) months after the date such amounts are paid, waived or reimbursed by the Manager.

The Expense Deferral Agreement will continue in effect until July 31, 2027, provided, however, that the Fund’s obligation to repay Deferred Fees and Expenses, subject to the conditions described above, shall survive the expiration or termination of the agreement. The Board of Trustees of the Fund may terminate the Expense Deferral Agreement at any time on not less than ten (10) days’ prior notice to the Manager. The Expense Deferral Agreement may be amended at any time only with the consent of the Manager and the Board of Trustees of the Fund.

The Fund’s fees and expenses will decrease the net profits or increase the net losses of the Fund.

Please retain this Supplement for future reference.